UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

THE COLUMBIA BANK 401(K) PLAN & TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

______________________________________________________________________________

THE COLUMBIA BANK 401K PLAN AND TRUST

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2008 AND 2007

THE COLUMBIA BANK 401(k) PLAN & TRUST

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

The Columbia Bank 401(k) Plan & Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Columbia Bank 401(k) Plan & Trust (“the Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, thefinancial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

2008	2007
Investments, at fair value (note 4)	$13,687,492	$16,751,360

Receivables:

Participants’ contributions	--	38,965
Employer’s contributions	--	16,880
Accrued investment income	26,880	29,713
Total receivables	26,880	85,558
Cash	3	20,085
Total assets and net assets available for benefits	$13,714,375	$ 16,857,003

See accompanying notes to financial statements.

2

THE COLUMBIA BANK 401(k) PLAN & TRUST

Statements of Changes in Net Assets Available for Benefits

December 31, 2008 and 2007

2008	2007
Additions:
Investment income/(loss):
Interest and dividends	$427,265	$939,475
Net appreciation/(depreciation) in fair value of investments (note 4)	(5,429,194)	(796,630)
(5,001,929)	142,845
Contributions:
Participant	1,434,133	1,396,234
Employer	619,813	611,273
Rollover	59,923	164,471
2,113,869	2,171,978
Total additions	(2,888,060)	2,314,823

Deductions:

Benefits paid to participants	250,595	3,687,259
Administrative expenses	3,973	4,185
Total deductions	254,568	3,691,444
Net increase/(decrease) in net assets available for benefits	(3,142,628)	(1,376,621)
Net assets available for benefits:
Beginning of Year	16,857,003	18,233,624
End of year	$13,714,375	$16,857,003

See accompanying notes to financial statements.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of The Columbia Bank 401(k) Plan & Trust (“the Plan”) have been prepared on the accrual basis of accounting.

(b)	Adoption of New Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”).This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (“FSP”) 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active”.This FSP clarifies the adoption of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Participant loans are reported at amortized cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

4
(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)
Investments excluding participant loans	$ 13,488,633

(d)	Administrative expenses

The Columbia Bank (“Company”) pays all of the Plan’s administrative expenses except for loan administration expenses, distribution expenses, and quarterly account balance expenses for terminated employees which are deducted directly from the individual participants’ accounts.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f)	Benefits

Benefits are recorded when paid.

(g)	Effect of Newly Issued but Not Yet Effective Accounting Standards

In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying

5
(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(2)	Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a defined contribution plan that was established effective January 1, 1989 and amended and restated effective February 1, 2006. All employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

In December 2006, the Plan was amended to establish an employee stock ownership plan within and as part of the Plan effective January 1, 2007.

(b)	Contributions

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ contributions to the Plan are allocated among the various investment options based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant’s account in an amount determined annually by the Company at its discretion. During 2008 and 2007, the Company contributed 50% of the employee’s contributions up to the first 15% of the employee’s compensation. The Company’s matching contributions are invested in the same manner as the participant’s contributions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Vesting

Participants are fully vested immediately in their contributions and related earnings. For participants entering the Plan subsequent to February 1, 2006 vesting in Company matching contributions is based upon years of vesting service as follows:

Forfeitures of nonvested Company contributions are allocated to active participants pursuant to guidelines set forth in the Plan. Forfeitures totaled approximately $19,580 and $11,325 at December 31, 2008 and 2007, respectively.

(e)	Payment of benefits

Participants or their beneficiaries are eligible for lump sum distributions of their accounts upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

(f)	Participant loans

Participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the balance in the participant’s account. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate plus 1% at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA, resulting in 100% vesting of the interests of all participants.

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets are as follows at December 31:

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(5)	Federal Income Tax Status

The Plan is a non-standardized prototype plan sponsored by DailyAccess.Com, Inc. A favorable opinion letter dated June 20, 2002 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).

(Continued)

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. During the years ended December 31, 2008 and 2007, the Plan invested in shares of common stock of Fulton Financial Corporation, parent company of The Columbia Bank. At December 31, 2008 and 2007, the Plan’s investment in Fulton Financial Corporation common stock was $1,772,100 and $2,112,269, respectively. Approximately $112,400 and $127,257 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2008 and 2007, respectively. As of both December 31, 2008 and December 31, 2007, approximately 13% of the plan’s assets were invested in Fulton Financial Corporation common stock.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(c)
Description of investment
(b)	including maturity date, rate	(e)
Identity of issue, borrower,	of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value
Cash Equivalents
American Funds	American Cash Management Trust	√	$1,921,679
Goldman Sachs	Goldman Sachs Financial Oblig Fund	√	81,463

Mutual Funds
Invesco AIM Management Group Inc.	AIM Structured Core – Investor Class	√	41
The Alger Funds	Alger Small Cap Growth Fund	√	16,452
American Funds	American Balanced Fund	√	873,764
American Funds	American Funds 2010 Target Retirement Plan	√	107,915
American Funds	American Funds 2015 Target Retirement Plan	√	505,426
American Funds	American Funds 2020 Target Retirement Plan	√	591,834
American Funds	American Funds 2025 Target Retirement Plan	√	139,798
American Funds	American Funds 2030 Target Retirement Plan	√	342,457
American Funds	American Funds 2035 Target Retirement Plan	√	17,523
American Funds	American Funds 2040 Target Retirement Plan	√	19,641
American Funds	American Funds 2045 Target Retirement Plan	√	90,384
American Funds	American Funds 2050 Target Retirement Plan	√	27,920
American Funds	American EuroPacific Growth Fund	√	698,867
American Funds	American Fundamental Investors Fund	√	823,246
American Funds	American Growth Fund	√	2,173,830
American Funds	American New Economy Fund	√	277,911
Columbia Funds	Columbia Acorn Fund	√	767,362
Goldman Sachs	Goldman Sachs Small Cap Value Fund	√	356,600
John Hancock	Hancock Classic Value Fund	√	359,605
Seligman Investments	Seligman Communication & Info Fund	√	126,114
Vanguard	Vanguard Index 500 Fund – A	√	171,592
American Funds	American U.S. Government Securities Fund	√	204,289
American Funds	American Bond Fund of America	√	1,020,819

Equities
*	Fulton Financial Corp	Fulton Financial Corp Common Stock	1,772,100
*	Plan Participant	Participant Loans Int rates ranging from 4.25% - 9.25%	198,860
$13,687,492
*	Party-in-interest
√	All investments are participant directed, therefore, historical cost information is not required.

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Columbia Bank 401(k) Plan & Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Columbia Bank 401(k) Plan & Trust
June 25, 2009	By: /s/Louis Yoka Louis Yoka Senior Vice President, Compensation & Benefits

THE COLUMBIA BANK 401(k) PLAN & TRUST

Notes to Financial Statements

December 31, 2008 and 2007

EXHIBIT INDEX

Exhibit Description

23.1	Consent of Independent Public Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-135839 on Form S-8 of Fulton Financial Corporation of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of The Columbia Bank 401(k) Plan & Trust for the year ended December 31, 2008.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Columbus, Ohio

June 25, 2009